

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2023

John P. Love
President and Chief Executive Officer
United United States Commodity Funds LLC
1850 Mt. Diablo Boulevard
Suite 640
Walnut Creek, CA 94596

> **Re: United States Commodity Index Funds Trust**
> **Form 10-K for the year ended December 31, 2022**
> **Filed February 27, 2023**
> **File No. 001-34833**

Dear John P. Love:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

Form 10-K for the year ended December 31, 2022

Item 9A. Controls and Procedures, page 132

1. We note you provide the required separate disclosures by each of the Trust and each active series in your financial statements, audit reports, disclosure controls and procedures, and internal control over financial reporting. In addition, you should also include a statement that the CEO/CFO certifications are applicable to each of the series as well as the Trust. Please represent to us that you will revise future periodic filings to comply.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Bonnie Baynes at (202) 551-4924 or Mark Brunhofer at (202) 551-3638 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets